SCIENJOY HOLDING CORPORATION

3rd Floor, JIA No.34, Shenggu Nanli

Chaoyang District,

Beijing 100029, China

May 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Edwin Kim

Re:	Scienjoy Holding Corporation (CIK No. 0001753673)
Amendment No. 1 to Registration Statement on Form F-1
File No. 333- 254818
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Scienjoy Holding Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Time on May 7, 2021, or as soon thereafter as practicable.

Please contact Lan Lou of Jun He Law Offices LLC, counsel to the Company, at (646) 367-1744 with any questions regarding this request and please notify her when this request for acceleration has been granted.

Very truly yours,

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chairman of the Board of Directors, and Chief Executive Officer

cc: Lan Lou, Jun He Law Offices LLC